Todd Shipyards Corporation Announces Dividend


VIA FACSIMILE                               CONTACT:  DACIA RICHARDSON
Total Pages - 1                                  SHAREHOLDER RELATIONS
                                                206-623-1635 Ext. 106


SEATTLE, WASHINGTON...December 19, 2003... Todd Shipyards Corporation ("Todd" or the "Company") announced that at a meeting conducted on December 17, 2003, its Board of Directors declared a dividend of ten cents ($0.10) per share to be paid March 23, 2004 to all shareholders of record as of March 8, 2004. The Company had previously announced its intent to pay a dividend of ten cents ($0.10) per share payable on December 23, 2003 to all shareholders of record as of December 8, 2003 and quarterly thereafter.

Todd Shipyards Corporation is traded on the New York Stock Exchange (symbol TOD). Its wholly owned subsidiary, Todd Pacific Shipyards Corporation, performs a substantial amount of repair and maintenance work on commercial and federal government vessels engaged in various seagoing trade activities in the Pacific Northwest. Its customers include cruise ships, U.S. flag cargo carriers, fishing boats, tankers, tugs and barges, the U.S. Navy, the U.S. Coast Guard, the Washington State Ferry system, the Alaska Marine Highway system, and other government units.

Todd has operated a shipyard in Seattle since 1916.